Exhibit 99.1

2025 Modern Slavery Report

Introduction:

This report is made jointly by Cenovus Energy Inc. and its wholly-owned subsidiaries listed in Schedule “A“ hereto (collectively, the “Reporting Entities”) pursuant to Canada’s Fighting Against Forced Labour and Child Labour in Supply Chains Act (the “Act”). This report constitutes our forced labour and child labour reporting statement for the financial year ending December 31, 2025 (“2025”). Where this report refers to “Cenovus”, the “Company”, “we”, “us” or “our”, it is a reference to all the Reporting Entities.

Cenovus Energy Inc. common shares are listed on the Toronto and New York Stock Exchanges and its preferred shares are listed on the Toronto Stock Exchange, and is headquartered in Calgary, Alberta.

Steps to prevent and reduce the risks of forced labour and child labour in 2025:

In general terms, Cenovus took the following steps during 2025 to prevent and reduce the risk of forced labour or child labour, as those terms are defined in the Act (“forced labour and/or child labour” or “modern slavery”) in our operations and supply chains:

•

The internal working group, the Modern Slavery Focus Group, composed of management representatives from Supply Chain Management, Sustainability, Human Resources, Trade Compliance, Ethics & Compliance and Legal, continued to review the effectiveness of the actions taken by Cenovus to address the risks of modern slavery.

•	Engaged the services of external experts to advise Cenovus in relation to modern slavery risks, obligations and reporting requirements.
•	Continued the Cenovus Modern Slavery Governance Program (“Governance Program”).
•	Continued testing and assessing a tool to gather market and supplier data, and worked on developing a methodology for assessing modern slavery risks in our supply chains.
•

Conducted reviews related to risks and responsibilities associated with forced labour and child labour within our governance document review cycles of Cenovus policies and procedures, modifying as required.

Details of the above actions are set out in this report.

Structure and operations:

We are a Canadian-based integrated energy company headquartered in Calgary, Alberta. We are one of the largest Canadian-based crude oil and natural gas producers, with upstream operations in Canada and the Asia Pacific region, and one of the largest Canadian-based refiners and upgraders, with downstream operations in Canada and the United States (“U.S.”). Our upstream operations include oil sands projects in northern Alberta; thermal and conventional crude oil, natural gas and natural gas liquids (“NGLs”) projects across Western Canada; crude oil production offshore Newfoundland and Labrador; and natural gas and NGLs production offshore China and Indonesia. Our downstream operations include upgrading and refining operations in Canada and the U.S., and commercial fuel operations across Canada. Our operations involve activities across the full value chain to develop, produce, refine, transport and market crude oil, natural gas and refined petroleum products in Canada and internationally. Our physically and economically integrated upstream and downstream operations help us

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mitigate the impact of volatility in light-heavy crude oil price differentials and contribute to our net earnings by capturing value from crude oil, natural gas and NGLs production through to the sale of finished products such as transportation fuels.

Cenovus has approximately 6,900 employees and 1,400 contractors (collectively, “Staff”), and works with companies who provide us with goods and services (“Suppliers”) worldwide. Approximately 98% of our Staff are in North America, and less than 2% in China and Indonesia.

Our Staff are predominantly oil and gas professionals, operators in a variety of onshore, offshore, midstream and downstream functions, and corporate knowledge workers, including engineering, information technology, and other corporate and administrative professionals.

Our operations

The Company operates through the following reportable segments:

Upstream segments:

Oil Sands, includes the development and production of bitumen and heavy oil in northern Alberta and Saskatchewan. Cenovus’s oil sands assets include Foster Creek, Christina Lake, Sunrise, Lloydminster thermal and Lloydminster conventional heavy oil assets. Cenovus jointly owns and operates pipeline gathering systems and terminals through the equity-accounted investment in Husky Midstream Limited Partnership. The sale and transportation of Cenovus’s production and third-party commodity trading volumes are managed and marketed through access to capacity on third-party pipelines and storage facilities in both Canada and the U.S. to optimize product mix, delivery points, transportation commitments and customer diversification.

Conventional, includes assets rich in NGLs and natural gas in Alberta and British Columbia in the Edson, Clearwater and Rainbow Lake operating areas, in addition to the Northern Corridor, which includes Elmworth and Wapiti. The segment also includes interests in numerous natural gas processing facilities. Cenovus’s NGLs and natural gas production is marketed and transported, with additional third-party commodity trading volumes, through access to capacity on third-party pipelines, export terminals and storage facilities. These provide flexibility for market access to optimize product mix, delivery points, transportation commitments and customer diversification.

Offshore, includes offshore operations, exploration and development activities in the east coast of Canada and the Asia Pacific region, representing China and the equity-accounted investment in Husky-CNOOC Madura Ltd. (non-operated interests and not a Reporting Entity), which is engaged in the exploration for, and production of, NGLs and natural gas in offshore Indonesia.

Downstream segments:

Canadian Refining, includes the owned and operated Lloydminster upgrading and asphalt refining complex, which converts heavy oil and bitumen into synthetic crude oil, diesel, asphalt and other ancillary products. Cenovus also owns and operates the Bruderheim crude-by-rail terminal and two ethanol plants. The Company’s commercial fuels business across Canada is included in this segment. Cenovus markets its production and third-party commodity trading volumes in an effort to use its integrated network of assets to maximize value.

U.S. Refining, includes the refining of crude oil to produce gasoline, diesel, jet fuel, asphalt and other products at the wholly-owned Lima, Superior and Toledo refineries. The U.S. Refining segment included the jointly-owned Wood River and Borger refineries held through WRB Refining LP (“WRB”), a jointly-owned entity with operator

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Phillips 66 (non-operated interests and not a Reporting Entity). On September 30, 2025, Cenovus divested its entire 50 percent interest in WRB. Cenovus markets its own and third-party refined products.

Supply chain

We engage a diverse range of Suppliers to support our operations, sourcing materials and services locally and globally through our Supply Chain Management teams. We are committed to partnering with Suppliers who align with our values and uphold ethical and responsible practices. All Suppliers are expected to comply with our Code of Business Conduct & Ethics and relevant policies, including our Supplier Code of Conduct.

Our supply chain includes direct procurement (“tier 1”) of materials and services from Suppliers including engineering and construction, maintenance, drilling equipment and services, chemicals and catalysts, transportation and logistics services, and professional services. The majority of our tier 1 Suppliers are domiciled in Canada and the United States. In 2025, approximately 79% of our tier 1 Supplier spend was within Canada, 15% in the United States, and 6% in other jurisdictions including China and Europe.

Policies

Our Staff and Suppliers all play a role in ensuring that we carry out our business activities in an ethical, legal and responsible manner. As part of our commitment to the policies and standards set by the Cenovus Board of Directors (“Board”) and Management, Cenovus supports continuous policy commitment through regular Staff communications and training. We seek to work with Suppliers who share our values. We have an expectation that Suppliers uphold our corporate values and, where applicable, familiarize themselves with the Cenovus policies made available to Suppliers on our external website.

The Cenovus Human Rights Policy, established pursuant to our Code of Business Conduct & Ethics, prohibits all forms of slavery, compulsory and forced labour, human trafficking and child labour in Cenovus’s operated business activities.

The following Cenovus policies and standards guide our commitment to upholding our ethical responsibilities, and all have global application, across international entities and operated partnerships – specific human rights language is noted:

Policy	Overview	Policy in Action

Anti-Bribery, Anti-Corruption & Anti-Money Laundering Standard

The Anti-Bribery, Anti-Corruption &  Anti-Money

Laundering Standard affirms Cenovus’s

commitment to complying with various anti-

bribery, anti-corruption and anti-money  laundering

laws around the world.

The Anti-Bribery, Anti-Corruption &

Anti-Money Laundering Standard

applies to all Board members and Staff

in all jurisdictions in which we operate.

For Suppliers, the applicable document

is Trade Laws & Acting with Integrity.

found on our external website.

Code of Business Conduct & Ethics	The Code of Business Conduct & Ethics confirms Cenovus’s support for the protection of human rights, as per Cenovus’s Human Rights Policy.	The Code of Business Conduct & Ethics applies to all Board members and Staff in all jurisdictions in which we operate.

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‘Cenovus is committed to fostering an environment
where human rights are respected. We recognize
the fundamental importance of human rights and
support the spirit and intent of human rights
legislation.’

Human Rights	The Human Rights Policy sets out our commitment	The Human Rights Policy applies to all
Policy	to human rights and reflects our values and	Board members and Staff in all
	behaviours and further supports the sustainable	jurisdictions in which we operate.
	operation of our business.	Suppliers are expected to uphold the
values of this policy.

‘We are committed to fostering an environment
where human rights are upheld and individual
dignity is preserved. Cenovus prohibits all forms of
slavery, compulsory and forced labour, human
trafficking and child labour in its operated business
activities.’

Investigations	The Investigations Standard supports our	The Investigations Standard applies to
Standard	commitment to a safe workplace and establishes	all Staff, where specified contractually,
	an Investigations Committee. The Investigations	and by our policies, standards, and/or
	Committee is responsible for ensuring	applicable law, applies to our
	investigations are conducted in a fair, objective and	Suppliers.
ethical manner in accordance with Cenovus’s
Investigations Process.

Supply Chain	Our Supply Chain Management Policy affirms the	The Supply Chain Management Policy
Management	guiding principles for the acquisition and	applies to all Staff of Cenovus.
Policy	management of goods and services with qualified
	Suppliers to ensure supply chain management	Potential Cenovus Suppliers are
	activities are conducted in a lawful, safe, fair,	required to engage through the
	ethical and objective manner.	Cenovus Supply Chain Management
team, who conduct Supplier
	The Supply Chain Management Policy requires Staff	prequalification assessments and
	to engage with Suppliers that deliver Cenovus	maintain the list of approved and
	business and sustainability objectives and comply	prospective Suppliers.
with applicable laws, company policies, customs
compliance and our Supplier Code of Business
Conduct.

Supplier Code	The Supplier Code of Business Conduct prohibits the	Subject to contractual exemptions, or
of Business	use of child labour, forced labour, human	applicable law, the Supplier Code of
Conduct	trafficking or slavery by Suppliers.	Business Conduct applies to all
Suppliers.

Trade	The Trade Compliance Standard describes the	The Trade Compliance Standard
Compliance	process and responsibilities required to meet	applies to all Board members and Staff
Standard	Cenovus’s commitment to compliance with trade	in all jurisdictions in which the
	compliance laws, and addresses the risks	company operates. For Suppliers, the
	associated with those laws.	applicable document is Trade Laws &
Acting with Integrity.

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Human rights and forced and child labour laws prohibit entities and individuals primarily from purchasing goods and conducting business with certain countries, entities or individuals associated with human rights violations or the use of forced or child labour. Under Canadian law, Cenovus is required to track and report on its efforts to ensure its supply chains are free of forced or child labour.

Cenovus’s regular policy document review cycle and ethics and compliance-related ongoing communications and policy training process allow Cenovus to continuously review and adjust its policies at regular intervals and adjust its training topics to address prioritized activities and those activities with higher risk.

Board oversight

The Board of Cenovus Energy Inc. approves Cenovus’s Code of Business Conduct & Ethics, which includes our commitment to respecting human rights. Adherence to human rights standards is also set out in our Sustainability Policy, which is overseen by the Board’s Safety, Sustainability and Reserves (SSR) Committee. The SSR Committee oversees the integration of the Sustainability Policy into Cenovus’s practices and behaviours. Cenovus’s Human Rights Policy prohibits all forms of slavery, compulsory and forced labour, human trafficking and child labour in its operated business activities.

Due diligence processes

The following is a summary of the due diligence processes undertaken by Cenovus related to assessing risks in its supply chain:

•	The North America Supplier prequalification process collects information about international Suppliers’ human rights practices.
•	Pursuant to the Supply Chain Management Policy, procedures are in place for contracting and procurement of policy-compliant goods and services, providing consistency of operational integrity.
•	The Supply Chain Management team is exploring the use of data analytics to screen Suppliers of high-risk categories by considering country, industry, trading partner and product risks.
•

Cenovus’s supply chain contracts contain standard terms for the procurement of goods and services, including requirements for Supplier compliance with applicable laws and policies (including the Supplier Code of Business Conduct, which prohibits the use of child labour, forced labour, human trafficking or slavery) as well as various remedies for breach.

•	The Cenovus Investigations Committee has a mandate to review, and where appropriate investigate, allegations of breaches of Cenovus policies that are reported to the Investigations Committee.

Identifying modern slavery risks

2025 Gaps and opportunities

Given our workforce is largely comprised of office workers and skilled oil and gas field workers, and refinery Staff, including unionized Staff, we consider that there is a low risk of forced labour or child labour in our direct operations.

Our forced labour and child labour risk assessment to date has focused on jurisdictions where our tier 1 Suppliers are domiciled, as certain regions are known to present inherently higher risk. Given that an estimated 94% of our

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total spend is with tier 1 Suppliers in Canada and the U.S., we consider the overall risk of modern slavery being present with our tier 1 Suppliers to be low. However, we recognize that many of these Suppliers supply us with products that originate from other jurisdictions and maintain their own global supply chains.

In 2025, Cenovus continued to conduct reviews of our current mandates, policies, procedures, tools and information as they relate to risks and responsibilities associated with forced labour and child labour. Cenovus is advancing the development of its modern slavery risk management methodology within Supply Chain Management, recognizing the complexity of global supply chains and the need for thoughtful implementation.

Managing modern slavery risks

In 2024, Cenovus sourced a modern slavery risk management tool to support the use of data-driven insights in identifying potential risks among certain suppliers. In 2025, Cenovus continued to evaluate the tool’s capabilities and has initiated the development of a foundational methodology to guide its responsible and effective use in Supply Chain Management. This work remains in the early stages, and further refinement is expected as understanding of the tool and its application evolves.

Remediation measures

In 2025, Cenovus is not aware of any instances of forced labour or child labour in its operations or supply chains. As a result, it has not needed to take any measures to remediate any forced labour or child labour.

We continue to be committed to providing access to reporting mechanisms related to concerns arising from policy compliance. Our Integrity Helpline is an anonymous way for stakeholders to share their concerns about how we conduct our operations, including concerns that our Staff and Suppliers are not complying with applicable Cenovus policies. Our Investigations Standard guides consistent, objective investigations into concerns raised.

Training

When onboarding new Staff, we provide training regarding our safety commitments, the Code of Business Conduct & Ethics, the Cenovus Operations and Integrity Management System, and other information. On a regular basis, we require mandatory policy, ethics and compliance training for all Staff. The cadence allows Cenovus to continuously review and adjust its training topics to address those activities with higher risk. We provide additional targeted training, as required, to enhance understanding of specific functional and risk areas. Since January 2025, Cenovus has trained over 8,000 Staff1 with regard to risk-based Cenovus policy requirements, including the Cenovus Code of Business Conduct & Ethics, and for the first time, mandatory Supply Chain Management Policy compliance training, to train all Staff on contracting and procurement expectations.

In 2024, Cenovus formalized its Modern Slavery Focus Group within a corporate governance framework called the Cenovus Modern Slavery Governance Program. In 2025, Cenovus has assigned and continues to train Staff in the Modern Slavery Governance Program regarding the risks of Modern Slavery and our risk management tool, and provided select Staff with training regarding modern slavery awareness, assessment and escalation with the governance structure.

Assessing our effectiveness

Based on our review of our existing policies and practices to address modern slavery risks, Cenovus believes that our operational modern slavery risk is low. Our tier 1 Suppliers are required to comply with domestic and

1 Cenovus estimates that policy training cycle outputs may vary in accordance with staffing fluctuations during the course of the year.

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international laws, align with the standards of Cenovus policies, and Cenovus applies its due diligence processes to them. Our Staff are predominantly oil and gas professionals, operators and administrative workers located in Canada and the U.S. We are satisfied that, as a result of recruitment, remuneration and compliance measures throughout our operations, there is low risk that any of our Staff are at risk of modern slavery. We continue to be guided by our policies and principles in our relationships with our Suppliers.

Cenovus understands that it has a responsibility to assess and report on the risk of modern slavery in its operations and supply chain. In 2025, our Modern Slavery Focus Group continued to oversee an evolving program of measures aimed at increasing awareness and improving information relevant to modern slavery risks within our business and supply chains. Through the work of this group, Cenovus continues to assess opportunities to enhance its current framework to manage modern slavery risks and assess the effectiveness of the actions taken to address the risks of modern slavery.

Looking forward

Preventing and addressing modern slavery risks in our operations and supply chains is an ongoing process that requires continued monitoring and evaluation. Cenovus is committed to conducting its business in a manner that reduces the risk of modern slavery and human trafficking. We expect all Board members, Staff and Suppliers working on our behalf to adhere to these principles. Cenovus will continue to respect human rights and act with integrity in our operations and business dealings.

Approval and attestation

This report was approved pursuant to subparagraph 11(4)(b)(ii) of the Act by the Board of Cenovus Energy Inc. for all Reporting Entities.

In accordance with the requirements of the Act, and in particular section 11 thereof, I attest that I have reviewed the information contained in the report. Based on my knowledge, and having exercised reasonable diligence, I attest that the information in the report is true, accurate and complete in all material respects for the purposes of the Act, for 2025.

I have the authority to bind Cenovus Energy Inc. and the Reporting Entities.

/s/ Jonathan M. McKenzie

Full name: Jonathan M. McKenzie

Title: President & Chief Executive Officer and a Director, Cenovus Energy Inc.

Date: February 19, 2026

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Schedule “A” - Wholly-owned subsidiaries of Cenovus Energy Inc.:

Bruderheim Energy Terminal Ltd

Cenovus Clearwater Partnership

Cenovus Edson Partnership

Cenovus Elmworth Partnership

Cenovus Kaybob Partnership

Cenovus Wapiti Partnership

FCCL Partnership

Husky Atlantic Partnership

Husky Energy International Corporation

Husky Energy Marketing Partnership

Husky Oil Limited Partnership

Sunrise Oil Sands Partnership

Notes:

In late 2025, Cenovus Energy Inc. acquired MEG Energy Corp., however, for the best part of 2025, the two entities operated separately, and in accordance with distinct policy, business and risk-management drivers. Accordingly, MEG Energy Corp. is not included in Cenovus’s 2025 joint Modern Slavery Report, and will report separately.

Husky Midstream General Partnership is a non-majority ownership interest of Cenovus Energy Inc., for which Cenovus is the operator. Husky Midstream General Partnership files its own Report separately from Cenovus.

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